August 26, 2005

Via Facsimile and First Class Mail
----------------------------------

Jay Webb
Reviewing Accountant
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:   Molecular Diagnostics, Inc.
            Form 10-KSB for the year ended December 31, 2004
            File No. 000-00935

Dear Mr. Webb:

      On behalf of Molecular Diagnostics, Inc. (the "Company"), I am writing to respond to the comments set forth in your letter dated August 2, 2005 with respect to the above referenced filing (the "Filing"). For your convenience we have repeated each of your comments in this letter. The Company's responses are set forth below each comment paragraph.

Form-10KSB for the year ended December 31, 2004
-----------------------------------------------

1. Please file your response letter dated July 14, 2004 on EDGAR, as required by Regulation S-T.

      Our response dated July 14, 2005 was filed on EDGAR on August 12, 2005.

Item 6 - Management's Discussion and Analysis or Plan of Operation (page 26)
----------------------------------------------------------------------------

Restructuring Settlements (page 30)

2. We have reviewed your response to our prior comment 1 in our letter dated June 16, 2005. It appears that these settlements relate to expenses previously included within operating income, therefore it would be appropriate to include the related settlements within operating income. Note the guidance at SAB 67. Please revise future filings to address our concerns or tell us why your current presentation is appropriate, citing any authoritative literature upon which you are relying.

Mr. Jay Webb
Securities and Exchange Commission
August 26, 2005
Page 2



      We will revise all future filings, beginning with the Company's Quarterly Report on Form 10-QSB for the second quarter ended June 30, 2005, which was filed on August 16, 2005.

Report of Independent Auditors (page F-2)
-----------------------------------------

3. We have reviewed your responses to our prior comments 4 and 5 in our letter dated June 16, 2005. Since Auditeurs & Conseils Associes opinion was included in your Form 10KSB that was filed after May 24, 2004, this opinion must comply with PCAOB Auditing Standard No. 1. Please revise the audit report to comply with PCAOB Standard 1 or tell us why you believe the audit report complies with current authoritative auditing literature.

      We have contacted Auditeurs & Conseils Associes and requested that they revise their auditors' report to comply with AU Section 508: Reports on Audited Financial Statements and Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 1 - References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board. In addition, we will refer to our auditors by their full legal name as they are registered with the PCAOB and revise the audit report presented on page F-1. Upon receiving the revised audit report from Auditeurs & Conseils Associes, we will file an amended Form 10-KSB for the year ended December 31, 2004.

      The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please do not hesitate to call me at (312) 222-9550 if you have any additional comments or questions.


                                Yours sincerely,

                                /s/ Dennis L. Bergquist

                                Dennis L. Bergquist
                                Chief Financial Officer

cc:   Denis M. O'Donnell, M.D.